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FIRM / AFFILIATE OFFICES

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
FOIA CONFIDENTIAL TREATMENT REQUEST	Brussels	Orange County
	Chicago	Paris
The entity requesting confidential treatment is:	Doha	Riyadh
	Dubai	Rome
Aratana Therapeutics, Inc.	Frankfurt	San Diego
1901 Olathe Boulevard	Hamburg	San Francisco
Kansas City, Kansas 66103	Hong Kong	Shanghai
Attn: Steven St. Peter, M.D., President	Houston	Silicon Valley
and Chief Executive Officer	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

May 6, 2013

By EDGAR Transmission and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Aratana Therapeutics, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-187372)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by Aratana Therapeutics, Inc.

This letter is furnished supplementally on behalf of Aratana Therapeutics, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[**] and $[**] (without giving effect to any stock split that the Company may effect prior to the offering), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or 10% of the low end of the range unless otherwise approved by the Staff.

Securities and Exchange Commission

May 6, 2013

The Company’s most recent third-party valuation of its common stock was conducted as of March 31, 2013 and estimated the fair value of its common stock to be $3.35 per share on that date. The Company’s most recent grants of stock options were made on April 17, 2013 with an exercise price of $3.35 per share, which the Company determined to be the fair value of its common stock on that date.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Steven St. Peter, M.D., President and Chief Executive Officer, Aratana Therapeutics, Inc., 1901 Olathe Boulevard, Kansas City, Kansas 66103, telephone (913) 951-2132, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 948-6060 or to B. Shayne Kennedy of this firm at (714) 755-8181. Thank you for your assistance.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos

of LATHAM & WATKINS LLP